CONSENT OF M. HASSAN ALIEF

The undersigned hereby consents to:

(i)	the filing of the written disclosure (the “Technical Disclosure”) regarding:
	(a)	the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado” dated December 16, 2008;

	(b)	the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado” dated January 7, 2009;

	(c)	the technical report entitled “Marquez Uranium Property, McKinley and Sandoval Counties, New Mexico” dated June 10, 2010; and

	(d)	the technical report entitled “Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico,” dated February 9, 2009,

contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2014, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission (the “SEC”);

(ii)

the incorporation by reference of such Technical Disclosure in the 40-F and the AIF into the Company’s Form S-8 Registration Statement (File No. 333-194900), filed with the SEC, and any amendments thereto (the “S-8”);

(iii)

the incorporation by reference of such Technical Disclosure in the AIF into the Company’s Form F-10 Registration Statement (File No. 333-194916), filed with the SEC, and any amendments thereto (the “F-10”); and

(iv)	the use of my name in the AIF, the F-10, the 40-F and the S-8.

/s/ M. Hassan Alief
M. Hassan Alief

Date: March 19, 2015